================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant

1.  Press Release of the Registrant dated July 28, 2006

                  IUSACELL REPORTS SECOND QUARTER 2006 RESULTS

                          - NET REVENUES INCREASE 27% -

         Mexico City, July 28, 2006 - Grupo Iusacell, S.A. de C.V. (BMV: CEL), reported its financial results corresponding to the second quarter of 2006.

FINANCIAL INFORMATION

Million pesos as of June 30, 2006

                                                        Change                                         Change
                                                 --------------------                            ------------------
                           2Q05        2Q06         $           %          6M05        6M06         $          %
                         --------    --------    --------    --------    --------    --------    --------    ------
Net Revenues                1,460       1,852         392          27%      2,831       3,653         822        29%
Total Cost                    763       1,115         353          46%      1,440       2,210         769        53%
Operating Expenses            389         437          48          12%        808         870          62         8%
EBITDA                        308         300          (9)          3%        583         573          (9)       (2)%
Net Loss                      (34)       (867)       (833)      (n.m.)       (409)     (1,355)       (946)     (231)%

RECENT EVENTS

         As of July 2006, Iusacell's subscribers will now have international data service for easy access to mobile applications as a result of Iusacell's entering into a new agreement with Sprint of the USA. The Sprint data roaming agreement for coverage in North America is part of the international expansion of Iusacell in 2006.

         Iusacell is extending the network coverage for its clients through data roaming agreements. Under the terms of this agreement, our users will be able to have easy access to email, Internet and corporative applications in the United States using selected cellular telephones, intelligent devices and broadband mobile cards as if they were connected to the local network of Iusacell.

SECOND QUARTER RESULTS

         REVENUES

         Net revenues in the second quarter of 2006 increased by 27% to Ps $1,852 million, as compared to Ps $1,460 million during the same period 2005. The increase is primarily a result of growth in postpaid revenues as well as higher revenues from value added services mainly attributable to an increase in the subscriber base. Grupo Iusacell ended the second quarter of 2006 with 2.0 million subscribers.

         COST AND EXPENSES

         During the second quarter of 2006, total cost, increased by 46% to Ps $1,115 million as compared to Ps $763 million in the second quarter 2005. Operating expenses increased by 12% to Ps $437 million, as compared to Ps $389 million in the same period 2005.

         The increase in the total cost during the second quarter 2006 mainly reflects the increase in: (i) handset subsidy, (ii) the costs related to value added services and interconnection costs as a result of the increase in air time traffic and subscribers, (iii) technical expenses, and (iv) concessions rights.

         The increase in operating expenses during the second quarter 2006 mainly reflects an increase in administrative expenses owing to the creation of regional sales and customer care structures, offset by the reduction in advertising expenses.

         OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

         Iusacell's operating income before depreciation and amortization for the second quarter of 2006 was Ps $300 million, a decrease of 3% as compared to Ps $308 million during the same period the year before.

         NET INCOME

         Iusacell registered a net loss of Ps $867 million for the second quarter of 2006, compared to a net loss of Ps $34 million during the same period in 2005. This loss is mainly a result of an increase in integral financing costs affected mainly by the exchange loss derived from the increase in exchange rates of the peso against the dollar.

         CAPEX

         During the second quarter of 2006, the Company made investments of approximately US $17 million, mainly for the acquisition of cellular equipment related to the expansion of coverage and capacity of Iusacell's 3-G network and EV-DO services (Evolution Data Only).

         DEBT

         The Company continues with its debt restructuring process as announced through various press releases to date. In this respect and in furtherance of the debt restructuring process, the Company has commenced various proceedings for the legal implementation of the agreements reached with majority of its creditors, which we expect to be accomplished shortly.

                             **********************

ABOUT IUSACELL

         Grupo Iusacell, S.A. de C.V.(BMV: CEL)(Iusacell) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at http://www.iusacell.com

LEGAL DISCLAIMER

         Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

         Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and six-month periods ended June 30, 2006, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at June 30, 2006.

                                    CONTACTS:
                                    ---------

    JOSE LUIS RIERA K.                                  J. VICTOR FERRER V.
  Chief Financial Officer                                 Finance Manager
GRUPO IUSACELL S.A. DE C.V.                          GRUPO IUSACELL S.A. DE C.V.
    +52 (55) 5109-5927                                    +52 (55) 5109-5273
                                                       vferrer@iusacell.com.mx

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
           MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                                                   QUARTERLY INCOME STATEMENT
                                             ---------------------------------------------------------------------
                                                      2Q05                   2Q06                    CHANGE
                                             ---------------------   ---------------------   ---------------------
Gross Revenues                                     107%      1,560         105%      1,947         387          25%
Commissions                                         (7)%      (100)         (5)%       (95)          5           5%
                                             ---------------------   ---------------------
Net Revenues                                       100%      1,460         100%      1,852         392          27%
                                             ---------------------   ---------------------
Cost of services                                    42%        620          43%        793         173          28%
Handset Subsidy                                     10%        143          17%        323         180         126%
                                             ---------------------   ---------------------
Total Cost                                          52%        763          60%      1,115         353          46%
                                             ---------------------   ---------------------
Gross Profit                                        48%        698          40%        737          39           6%
                                             ---------------------   ---------------------
Operating Expenses                                  27%        389          24%        437          48          12%
Depreciation and Amortization                       27%        398          20%        379         (19)         (5)%
                                             ---------------------   ---------------------
Total Expenses                                      54%        787          44%        816          30           4%
                                             ---------------------   ---------------------
Operating Loss                                      (6)%       (89)         (4)%       (79)         10          11%
                                             ---------------------   ---------------------
Operating Profit before Depreciation
and Amortization                                    21%        308          16%        300          (9)         (3)%
                                             ---------------------   ---------------------
Loss from sale of fixed assets and
 other expenses                                      1%         10           1%         11           2          19%

Comprehensive Financing Cost
  Interest Expense - Net                           (19)%      (283)        (17)%      (310)        (27)         (9)%
  Exchange gain (loss)                              29%        425         (23)%      (430)       (856)       (201)%
  Gain from net monetary position                   (3)%       (49)         (3)%       (59)        (10)        (20)%
                                             ---------------------   ---------------------
                                                     6%         93         (43)%      (800)       (892)      (n.m.)
                                             ---------------------   ---------------------
Loss before taxes                                    1%         13         (47)%      (868)       (881)      (n.m.)
                                             ---------------------   ---------------------
Tax Provisions                                      (3)%       (44)         (0)%        (1)         43          97%

Equity in income (loss) of subsidiaries              0%          -           0%          0           0        n.m.

Minority interest                                   (0)%        (3)          0%          2           5         180%

                                             ---------------------   ---------------------   ---------------------
Net loss                                            (2)%       (34)        (47)%      (867)       (833)      (n.m.)
                                             =====================   =====================   =====================

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
           MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                                                  ACCUMULATED INCOME STATEMENT
                                             ---------------------------------------------------------------------
                                                      6M05                   6M06                   CHANGE
                                             ---------------------   ---------------------   ---------------------
Gross Revenues                                     107%      3,035         106%      3,859         824          27%
Commissions                                         (7)%      (204)         (6)%      (206)         (2)         (1)%
                                             ---------------------   ---------------------
Net Revenues                                       100%      2,831         100%      3,653         822          29%
                                             ---------------------   ---------------------
Cost of services                                    43%      1,219          43%      1,576         357          29%
Handset Subsidy                                      8%        221          17%        634         412         186%
                                             ---------------------   ---------------------
Total Cost                                          51%      1,440          60%      2,210         769          53%
                                             ---------------------   ---------------------
Gross Profit                                        49%      1,391          40%      1,443          53           4%
                                             ---------------------   ---------------------
Operating Expenses                                  29%        808          24%        870          62           8%
Depreciation and Amortization                       28%        793          21%        774         (19)         (2)%
                                             ---------------------   ---------------------
Total Expenses                                      57%      1,601          45%      1,644          43           3%
                                             ---------------------   ---------------------
Operating Loss                                      (7)%      (211)         (5)%      (201)         10           5%
                                             ---------------------   ---------------------
Operating Profit before Depreciation
 and Amortization                                   21%        583          16%        573          (9)         (2)%
                                             ---------------------   ---------------------
Loss from sale of fixed assets and
 other expenses                                     (1)%       (24)          5%        165         189        n.m.

Comprehensive Financing Cost
  Interest Expense - Net                           (20)%      (556)        (16)%      (594)        (38)         (7)%
  Exchange gain (loss)                              14%        405         (21)%      (755)     (1,160)       (287)%
  Gain from net monetary position                    1%         36           1%         27          (9)        (24)%
                                             ---------------------   ---------------------
                                                    (4)%      (115)        (36)%    (1,321)     (1,207)      (n.m.)
                                             ---------------------   ---------------------
Loss before taxes                                  (24)%      (349)        (37)%    (1,357)     (1,008)       (288)%
                                             ---------------------   ---------------------
Tax Provisions                                      (2)%       (58)         (0)%        (1)         57          98%

Equity in income (loss) of                           0%          -          (0)%        (0)         (0)      (n.m.)
subsidiaries

Minority interest                                   (0)%        (1)          0%          3           5        n.m.
                                             ---------------------   ---------------------   ---------------------
Net loss                                           (14)%      (409)        (37)%    (1,355)       (946)       (231)%
                                             =====================   =====================   =====================

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
           MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                                     2Q05                    2Q06                   CHANGE
                                             ---------------------   ---------------------   ---------------------
Cash and cash equivalents                            4           0%         31           0%         27        n.m.
Customers                                          389           4%        465           4%         76          19%
Due from related parties                            96           1%        310           3%        214         224%
Advanced payments and other receivables            314           3%        249           2%        (65)        (21)%
Unamortized handset subsidy                        275           3%        441           4%        166          60%
Inventories                                        100           1%         42           0%        (58)        (58)%
                                             ---------------------   ---------------------
Current assets                                   1,177          11%      1,536          14%        359          31%

Fixed assets                                     6,696          62%      5,843          53%       (852)        (13)%
Goodwill - Net                                   1,857          17%      1,862          17%          4           0%
Other assets                                     1,100          10%      1,772          16%        673          61%
                                             ---------------------   ---------------------
Total assets                                    10,829         100%     11,013         100%        184           2%
                                             ---------------------   ---------------------
Short-term debt                                  8,773          81%      8,945          81%        172           2%
Accrued interest                                 2,022          19%      2,900          26%        878          43%
                                             ---------------------   ---------------------
Short-term liabilities with financial cost      10,795         100%     11,845         108%      1,050          10%

Suppliers                                          284           3%        436           4%        152          54%
Related parties                                    220           2%        220           2%          0           0%
Unaccrued air time                                 165           2%         63           1%       (102)        (62)%
Accumulated expenses and other payables            949           9%      1,012           9%         64           7%
                                             ---------------------   ---------------------
Short-term liabilities without financial
 cost                                            1,617          15%      1,731          16%        114           7%
                                             ---------------------   ---------------------
SHORT-TERM LIABILITIES                          12,412         115%     13,576         123%      1,164           9%
LONG-TERM LIABILITIES                               25           0%          -           0%        (25)       (100)%
Advances from customers                              -                     878           8%        878         100%
                                             ---------------------   ---------------------
STOCKHOLDERS' EQUITY                            (1,608)        (15)%    (3,441)        (31)%    (1,833)       (114)%
                                             ---------------------   ---------------------
LIABILITIES + EQUITY                            10,829         100%     11,013         100%        184           2%
                                             ---------------------   ---------------------   ---------------------

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
               FIGURES IN MILLION OF CONSTANT JUNE 30, 2006 PESOS

                                                                        INCOME STATEMENT
                                             ---------------------------------------------------------------------
                                                     2Q05                    2Q06                    CHANGE
                                             ---------------------   ---------------------   ---------------------
Revenue                                            107%      1,623         105%      2,021         399          25%
Commissions                                         (7)%      (100)         (5)%       (95)          5           5%
                                             ---------------------   ---------------------
Net Revenue                                        100%      1,523         100%      1,927         404          27%
                                             ---------------------   ---------------------
Cost of services                                    41%        629          45%        863         235          37%
Handsets subsidy                                     9%        143          17%        323         180        n.m.
                                             ---------------------   ---------------------
Total Cost                                          51%        772          62%      1,186         414          54%
                                             ---------------------   ---------------------
Gross Profit                                        49%        751          38%        741         (10)         (1)%
                                             ---------------------   ---------------------
Operating expenses                                  25%        382          22%        427          46          12%
Depreciation and amortization                       24%        359          18%        341         (18)         (5)%
                                             ---------------------   ---------------------
Total Expenses                                      49%        741          40%        769          28           4%
                                             ---------------------   ---------------------
Operating Loss                                       1%         10          (1)%       (28)        (38)       n.m.
                                             ---------------------   ---------------------
EBITDA                                              24%        369          16%        313         (56)         15%
                                             ---------------------   ---------------------
(Profit) loss from fixed assets
 sales                                               1%         10           0%          7          (2)       n.m.

Integral Financing Cost
  Interest expense, net                             (8)%      (124)         (8)%      (156)        (33)        (27)%
  Foreign exchange loss (gain)                      14%        208         (10)%      (200)       (408)       n.m.
  Gain from monetary position                       (1)%       (15)         (1)%       (26)        (11)        (75)%
                                             ---------------------   ---------------------
                                                     5%         70         (20)%      (382)       (452)       n.m.
                                             ---------------------   ---------------------
Loss Before Taxes                                    6%         90         (21)%      (402)       (492)       n.m.
                                             ---------------------   ---------------------
Taxes                                               (3)%       (44)         (6)%      (111)        (67)       n.m.

Equity participation in net loss
 (income) of subsidiaries                            0%          -           0%          -           -        n.a.

Extraordinary item                                   0%          -           0%          -           -        n.a.

Minority interest                                   (0)%        (3)          0%          2           5         180%
                                             ---------------------   ---------------------   ---------------------
Net Profit (Loss)                                    3%         43         (27)%      (511)       (554)       n.a.
                                             =====================   =====================   =====================

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
               FIGURES IN MILLION OF CONSTANT JUNE 30, 2006 PESOS

                                                                        INCOME STATEMENT
                                             ---------------------------------------------------------------------
                                                      6M05                    6M06                   CHANGE
                                             ---------------------   ---------------------   ---------------------
Revenue                                            107%      3,121         105%      3,999         878          28%
Commissions                                         (7)%      (204)         (5)%      (206)         (2)         (1)%
                                             ---------------------   ---------------------
Net Revenue                                        100%      2,917         100%      3,793         876          30%
                                             ---------------------   ---------------------
Cost of services                                    47%      1,372          45%      1,701         329          24%
Handsets subsidy                                     8%        221          17%        634         412         186%
                                             ---------------------   ---------------------
Total Cost                                          55%      1,593          62%      2,335         741          47%
                                             ---------------------   ---------------------
Gross Profit                                        45%      1,323          38%      1,459         135          10%
                                             ---------------------   ---------------------
Operating expenses                                  27%        795          22%        852          56           7%
Depreciation and amortization                       25%        718          18%        698         (19)         (3)%
                                             ---------------------   ---------------------
Total Expenses                                      52%      1,513          41%      1,550          37           2%
                                             ---------------------   ---------------------
Operating Loss                                      (6)%      (189)         (2)%       (91)         98          52%
                                             ---------------------   ---------------------
EBITDA                                              18%        528          16%        607          79          15%
                                             ---------------------   ---------------------
(Profit) loss from fixed assets
 sales                                              (1)%       (24)          4%        162         186        n.m.

Integral Financing Cost
   Interest expense, net                            (8)%      (237)         (8)%      (296)        (59)        (25)%
   Foreign exchange loss (gain)                      7%        198          (9)%      (356)       (555)       n.m.
   Gain from monetary position                       1%         21           0%         12          (9)        (43)%
                                             ---------------------   ---------------------
                                                    (1)%       (17)        (17)%      (640)       (623)       n.m.
                                             ---------------------   ---------------------
Loss Before Taxes                                   (8)%      (230)        (15)%      (570)       (339)       (147)%
                                             ---------------------   ---------------------
Taxes                                               (2)%       (58)         (3)%      (111)        (53)       n.m.
Equity participation in net loss
(income) of subsidiaries                             0%          -           0%          -           -        n.a.
Extraordinary item                                   0%          -           0%          -           -        n.a.
Minority interest                                   (0)%        (1)          0%          3           5        n.m.
                                             ---------------------   ---------------------   ---------------------
Net Loss                                           (10)%      (289)        (18)%      (677)       (388)       (134)%
                                             =====================   =====================   =====================

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
               FIGURES IN MILLION OF CONSTANT JUNE 30, 2006 PESOS

                                                     6M05                    6M06                   CHANGE
                                             ---------------------   ---------------------   ---------------------
Cash and marketable securities                       3           0%         11           0%          9        n.a.
Accounts receivable, net                           388           4%        467           5%         79          20%
Unamortized handset subsidy                        275           3%        441           4%        166          60%
Related parties                                    347           4%        705           7%        358         103%

Recoverable taxes and other                        260           3%        207           2%        (53)        (20)%
Inventories                                        100           1%         42           0%        (58)        (58)%
                                             ---------------------   ---------------------
TOTAL CURRENT ASSETS                             1,371          14%      1,872          19%        501          37%

Property and equipment, net                      6,164          64%      5,226          53%       (938)        (15)%
Excess of cost of investments in
 subsidiaries over book value, net               1,672          17%      1,672          17%         (0)         (0)%
Other assets                                       435           5%      1,152          12%        716         165%
                                             ---------------------   ---------------------
TOTAL ASSETS                                     9,641         100%      9,920         100%        279           3%
                                             ---------------------   ---------------------
Short-term debt                                  4,602          48%      4,692          47%         90           2%
Accrued interest                                   466           5%        713           7%        247          53%
Short-term liabilities with
 financial cost                                  5,068          53%      5,405          54%        337           7%

Accrued liabilities                                718           7%        593           6%       (125)        (17)%
Related parties                                    221           2%        699           7%        478         217%
Accounts payable                                   256           3%        129           1%       (127)        (50)%
Unaccrued air time                                 165           2%         63           1%       (102)        (62)%
                                             ---------------------   ---------------------
Short-term liabilities without
 financial cost                                  1,360          14%      1,484          15%        124           9%
SHORT-TERM LIABILITIES                           6,428          67%      6,890          69%        462           7%
LONG-TERM LIABILITIES                                0           0%          -           0%         (0)       (100)%
Advances from customers                                                    878           9%        878        n.a.
                                             ---------------------   ---------------------
Minority interest                                  (81)         (1)%       (74)         (1)%         7          (9)%
TOTAL SHAREHOLDERS' EQUITY                       3,294          34%      2,226          22%     (1,067)        (32)%
                                             ---------------------   ---------------------
TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY                            9,641         100%      9,920         100%        279           3%
                                             ---------------------   ---------------------   ---------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              GRUPO IUSACELL, S.A. DE C.V.


Date: July 28, 2006

                                                     /s/ Fernando Cabrera
                                                     ---------------------------
                                              Name:  Fernando Cabrera
                                              Title: Attorney in fact


                                                     /s/ Jose Luis Riera
                                                     ---------------------------
                                              Name:  Jose Luis Riera
                                              Title: Attorney in fact